Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our reports dated February 28, 2017, relating to the financial statements of Penumbra, Inc. and subsidiaries (the “Company”) (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the early adoption of Financial Accounting Standards Board Accounting Standards Update 2016-09, Compensation—Stock Compensation: Improvements to Employee Share-Based Payment Accounting), and the effectiveness of the Company’s internal control over financial reporting, appearing in the Annual Report on Form 10-K of Penumbra, Inc. for the year ended December 31, 2016, and to the reference to us under the headings “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP

San Francisco, CA

March 14, 2017